Exhibit 99.1

Universe Pharmaceuticals INC
(an exempted company with limited liability incorporated in the Cayman Islands)
(Nasdaq: UPC)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the holders (the “shareholders”) of Class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Shares”) in the capital of Universe Pharmaceuticals INC (the “Company”) will be held on September 30, 2026, at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Jian City, Jiangxi 343100, the People’s Republic of China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in person. Beneficial shareholders who hold their Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting or any adjournment thereof. The Meeting and any or all adjournments thereof will be held for the purpose of considering, and if thought fit, passing, the following resolutions:

1.	“It is resolved as an ordinary resolution that LAI Gang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

2.	“It is resolved as an ordinary resolution that YANG Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

3.	“It is resolved as an ordinary resolution that PANG Jiawen be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

4.	“It is resolved as an ordinary resolution that ZHENG Ding be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

5.	“It is resolved as an ordinary resolution that YU Yongping be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

(resolutions 1-5 above are herein referred to as the “Election of Directors”)

6.

“It is resolved as an ordinary resolution that, subject to the closing bid price of the Company’s Class A Ordinary Shares listed on Nasdaq Capital Market being below $1.00 for three consecutive trading days within 12 months from the date of this resolution (the “Trigger Event”) and on the 25th trading day after the Trigger Event:

(a) the authorised, issued, and outstanding Shares be consolidated and divided by consolidating: (i) every 10 Class A Ordinary Shares with a par value of US$0.00001 each into one Class A Ordinary Share with a par value of US$0.0001; and (ii) every 10 Class B Ordinary Shares with a par value of US$0.00001 each into one Class B Ordinary Share with a par value of US$0.0001, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$20,000 divided into 1,800,000,000 Class A Ordinary Shares of par value US$0.00001 each and 200,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$20,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.0001 each and 20,000,000 Class B Ordinary Shares of par value US$0.0001 each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share (the “Share Consolidation Proposal”).”

7.	“It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt the amended and restated memorandum of association in the form annexed to the proxy statement delivered to shareholders and dated September 1, 2026 (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation (the “Adoption of the A&R MoA”).”

8.	“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment of the Meeting”).”

The Company’s board of directors has fixed the close of business on August 31, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend and to vote at the Meeting or any adjournment thereof. Only holders of Shares of the Company on the Record Date are entitled to receive notice of, attend and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2025 annual report, from the Company’s website at www.universe-pharmacy.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.transhare.com, (ii) vote it by email at Proxy@Transhare.com, (iii) vote it by fax at (727) 269-5616, or (iv) mail it or deposit it to Attn: Proxy Team, Transhare Corporation, 17755 North US Highway 19 N, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxyholder need not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ LAI Gang
LAI Gang
Chairman of the Board of Directors

Ji’an, Jiangxi, China

September 1, 2026

UNIVERSE PHARMACEUTICALS INC
ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 30, 2026
10:00 a.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Universe Pharmaceuticals INC (the “Company”) is soliciting proxies for the annual general meeting (the “Meeting”) of the holders (the “shareholders”) of Class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Shares”) in the capital of the Company to be held on September 30, 2026, at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, People’s Republic of China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in person. Beneficial shareholders who hold their Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting or any adjournment thereof.

Only shareholders of the Shares of record at the close of business on August 31, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the total issued voting Shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each shareholder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such shareholder on the Record Date. Each shareholder of the Company’s Class B Ordinary Shares shall be entitled to one hundred votes in respect of each Class B Ordinary Share held by such shareholder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	“It is resolved as an ordinary resolution that LAI Gang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

2.	“It is resolved as an ordinary resolution that YANG Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

3.	“It is resolved as an ordinary resolution that PANG Jiawen be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

4.	“It is resolved as an ordinary resolution that ZHENG Ding be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

5.	“It is resolved as an ordinary resolution that YU Yongping be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

(resolutions 1-5 above are herein referred to as the “Election of Directors”)

6.

“It is resolved as an ordinary resolution that, subject to the closing bid price of the Company’s Class A Ordinary Shares listed on Nasdaq Capital Market being below $1.00 for three consecutive trading days within 12 months from the date of this resolution (the “Trigger Event”) and on the 25th trading day after the Trigger Event:

(a) the authorised, issued, and outstanding Shares be consolidated and divided by consolidating: (i) every 10 Class A Ordinary Shares with a par value of US$0.00001 each into one Class A Ordinary Share with a par value of US$0.0001; and (ii) every 10 Class B Ordinary Shares with a par value of US$0.00001 each into one Class B Ordinary Share with a par value of US$0.0001, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$20,000 divided into 1,800,000,000 Class A Ordinary Shares of par value US$0.00001 each and 200,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$20,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.0001 each and 20,000,000 Class B Ordinary Shares of par value US$0.0001 each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share (the “Share Consolidation Proposal”).”

7.	“It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt the amended and restated memorandum of association in the form annexed to the proxy statement delivered to shareholders and dated September 1, 2026 (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation (the “Adoption of the A&R MoA”).”

8.	“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment of the Meeting”).”

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 to No. 8.

VOTING PROCEDURE FOR HOLDERS OF SHARES

Shareholders entitled to vote at the Meeting may do so in person at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice (i) vote it online at www.transhare.com, (ii) vote it by email at Proxy@Transhare.com, (iii) vote it by phone at (727) 269-5616, or (iv) mail it or deposit it to Attn: Proxy Team, Transhare Corporation, 17755 North US Highway 19 N, Suite # 140, Clearwater FL 33764.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of the Nasdaq Stock Market (“Nasdaq”) which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended September 30, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2025 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials & Filings” section of the Company’s website at www.universe-pharmacy.com. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, People’s Republic of China.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its annual general meeting of shareholders to approve the Election of Directors, the Share Consolidation Proposal, the Adoption of the A&R MoA to reflect the Share Consolidation (subject to the Share Consolidation being approved by the shareholders and effected), and the Adjournment of the Meeting.

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked to pass the following resolutions:

1.	“It is resolved as an ordinary resolution that LAI Gang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

2.	“It is resolved as an ordinary resolution that YANG Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

3.	“It is resolved as an ordinary resolution that PANG Jiawen be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

4.	“It is resolved as an ordinary resolution that ZHENG Ding be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

5.	“It is resolved as an ordinary resolution that YU Yongping be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

(resolutions 1-5 above are herein referred to as the “Election of Directors”)

6.

“It is resolved as an ordinary resolution that, subject to the closing bid price of the Company’s Class A Ordinary Shares listed on Nasdaq Capital Market being below $1.00 for three consecutive trading days within 12 months from the date of this resolution (the “Trigger Event”) and on the 25th trading day after the Trigger Event:

(a) the authorised, issued, and outstanding Shares be consolidated and divided by consolidating: (i) every 10 Class A Ordinary Shares with a par value of US$0.00001 each into one Class A Ordinary Share with a par value of US$0.0001; and (ii) every 10 Class B Ordinary Shares with a par value of US$0.00001 each into one Class B Ordinary Share with a par value of US$0.0001, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$20,000 divided into 1,800,000,000 Class A Ordinary Shares of par value US$0.00001 each and 200,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$20,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.0001 each and 20,000,000 Class B Ordinary Shares of par value US$0.0001 each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share (the “Share Consolidation Proposal”).”

7.	“It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt the amended and restated memorandum of association in the form annexed to the proxy statement delivered to shareholders and dated September 1, 2026 (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation (the “Adoption of the A&R MoA”).”

8.	“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment of the Meeting”).”

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE ELECTION OF DIRECTORS, THE SHARE CONSOLIDATION PROPOSAL, THE ADOPTION OF THE A&R MOA, AND THE ADJOURNMENT OF THE MEETING ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” ALL OF THESE PROPOSALS.

Q: When and where will the Meeting be held?

A: The Meeting will be held on September 30, 2026 at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

Q: Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is August 31, 2026. Only holders of Shares of the Company as of the close of business on the Record Date are entitled to notice of, to attend, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 5,008,313 Class A Ordinary Shares and 16,077 Class B Ordinary Shares issued and outstanding. Each Class A Ordinary Share that you own entitles you to one vote. Each Class B Ordinary Share that you own entitles you to one hundred votes.

Q: What constitutes a quorum for the Meeting?

A: At the Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of the outstanding shares carrying the right to vote at the Meeting shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of Proposals No. 1, 2, 3, 4, 5, 6 and 8 requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of Proposal No. 7 requires the affirmative vote of not less than a two-thirds majority of votes cast by shareholders as, being entitled to do so, by a vote in person, by proxy, or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to any proposal will not be voted.

Proposal No. 7 is entirely conditional upon shareholder approval of Proposal No. 6.

Q: How do the shareholders vote?

A: The shareholders have five voting options. You may vote in person at the Meeting or submit your proxy instructions using one of the following methods:

(1)	By Internet, which the Company encourages if you have Internet access, at www.transhare.com;

(2)	By email at Proxy@Transhare.com;

(3)	By fax at (727) 269-5616, or

(4)	By mail or deposit to Attn: Proxy Team, Transhare Corporation, 17755 North US Highway 19 N, Suite # 140, Clearwater FL 33764.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s Shares as of the Record Date and all duly appointed proxyholders. You may attend the Meeting in person at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, People’s Republic of China.

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. Proposals No. 1 through No. 7 presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote. Proposal No. 8 is considered a routine matter. For routine matters, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote either in person or by proxy, it will have no effect on such proposals.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting;

2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.	by attending the Meeting in person at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China, and casting your votes.

Your attendance alone will not revoke any proxy.

If your Shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Universe Pharmaceuticals INC, 265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji’an, Jiangxi Province, People’s Republic of China, or call +(86)-0796-8403309. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSALS NO. 1 THROUGH NO. 5

RE-ELECTION OF DIRECTORS

To consider and approve a proposal for the Company to re-elect current directors to hold office until the next annual general meeting of shareholders of the Company or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

Directors For Election

The directors named below will seek re-election at the Meeting. If re-elected, each director will hold office until the next annual general meeting of the shareholders of the Company or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

Mr.  LAI Gang is our chief executive officer and chairman of the Board of Directors. Mr. Lai has served as the chief executive officer of Jiangxi Universe Pharmaceuticals Co., Ltd., a company formed in the People’s Republic of China and an indirect wholly-owned subsidiary of the Company (“Jiangxi Universe”) since 2004 and founded Jiangxi Universe Pharmaceuticals Trade Co., Ltd., a company formed in the People’s Republic of China and an indirect wholly-owned subsidiary of the Company (“Universe Trade”) in 2010. Before joining us, Mr. Lai was a successful entrepreneur. He founded Jiangxi Lvzhouyuan Timber Joint Stock Co., Ltd. in 2001, a company listed on PRC National Equities Exchange and Quotations (NEEQ: 838893), and has since served as its chairman of the board of directors. Mr. Lai graduated from Jingdezhen Ceramic Institute in China with a bachelor’s degree in mechanical engineering in 1988.

Ms. YANG Lin is our chief financial officer and director. Ms. Lin Yang has served as the financial director of Jiangxi Universe since April 2006 and the financial director of Universe Trade since its formation in 2010. Before joining us, Ms. Yang served as an accountant at Jiangxi Automobile Engineering Plastic Co., Ltd. from 1998 to March 2006. Ms. Yang graduated from Jiangxi University of Finance and Economics in China with a bachelor’s degree in accounting in 1991.

Mr.  PANG Jiawen has served as our independent director since March 2021. Since January 1, 2021, Mr. Pang has served as the vice president at Guangzhou Dahua Food Technology Co., Ltd., a food manufacturing company, where Mr. Pang is responsible for overseeing the company’s general management and marketing function. From January 2018 to December 2020, Mr. Pang served the general manager at Pangbei (Shanghai) Medical Technology Center, a medical device company, where Mr. Pang was responsible for overseeing the general management and marketing function of the company. Mr. Pang graduated from Tianjin University of Commerce in China with a bachelor’s degree in refrigeration and food freezing engineering in 1989 and from Sun Yat-sen University in China with a master of business administration in healthcare and medicine in 2004.

Mr.  ZHENG Ding has served as our independent director since March 2021. Mr. Zheng has served as the chairman of the board of directors at Guangzhou Roujing Sunshade Energy-saving Technology Co., Ltd. since 2018. Mr. Zheng has also served as the general manager at Hande Manufacturing (China) Co., Ltd., since 2015. Mr. Zheng obtained a bachelor’s degree in technology economics from Shanghai Jiao Tong University in China in 2000 and a master of business administration degree from Tsinghua University in China in 2005. Mr. Zheng studied business administration at New York University from September 2004 to January 2005.  Mr. Zheng is a member of the China Institute of Certified Public Accountants (CICPA).

Mr.  YU Yongping has served as the Company’s independent director since May 2023. Mr. Yu has served as the General Manager of Zhuhai Qirong Venture Capital Investment Management Co., Ltd. since August 2019, a venture capital company focused on the healthcare industry. Mr. Yu served as a director and Executive Deputy General Manager of Xinhua Kangmei Health Think Tank Co., Ltd. from May 2017 to July 2019. Mr. Yu obtained a Bachelor of Medicine degree from Nanchang University in China in 1992 and obtained Bachelor of Arts degree in in Chinese language and literature from Tsinghua University in China in 1995.

Vote Required to Approve Proposals No. 1 through No. 5

Each of Proposals No. 1 through No. 5 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative and entitled to vote on such proposal, assuming a quorum is attained. Abstentions and broker non-votes will have no effect on the result of the vote.

Resolutions

The Board of Directors proposes to solicit shareholder approval to re-elect current directors to hold office until the next annual general meeting of shareholders of the Company, in the form of shareholder resolutions. The resolutions to be put to the shareholders to consider and to vote upon at the Meeting are:

1.	“It is resolved as an ordinary resolution that LAI Gang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

2.	“It is resolved as an ordinary resolution that YANG Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

3.	“It is resolved as an ordinary resolution that PANG Jiawen be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

4.	“It is resolved as an ordinary resolution that ZHENG Ding be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

5.	“It is resolved as an ordinary resolution that YU Yongping be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ELECTION OF DIRECTORS

PROPOSAL NO. 6

SHARE CONSOLIDATION

To consider and approve the proposal to effect a consolidation of the Company’s authorized, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares (the “Shares”) by consolidating every 10 Shares into 1 Share, subject to the closing bid price of the Company’s Class A Ordinary Shares listed on Nasdaq Capital Market being below $1.00 for three consecutive trading days within 12 months from the date of the resolution being passed (the “Trigger Event”).

Subject to the Trigger Event, the Company proposes to consolidate its authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares by consolidating every 10 Shares into 1 Share. Following the Share Consolidation, the authorised share capital of the Company will be US$20,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.0001 each and 20,000,000 Class B Ordinary Shares of par value US$0.0001 each. The consolidated Shares will have the same rights and be subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association. No fractional Shares will be issued in connection with the Share Consolidation; in the event that a shareholder would otherwise be entitled to receive a fractional Share, the total number of Shares to be received by such shareholder will be rounded up to the next whole Share.

The proposed Share Consolidation will not affect the validity or transferability of share certificates outstanding or the trading of the Company’s shares on Nasdaq. Shareholders will not need to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing the consolidated Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

The Share Consolidation will reduce the number of outstanding Shares but will not change the proportionate interest of any shareholder in the Company. The Share Consolidation may result in some shareholders owning “odd lots” of fewer than 100 Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Registration and Trading of the Company’s Shares

The Share Consolidation will not affect the registration of the Company’s Shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation becomes effective (being the 25th trading day after the Trigger Event), the Company’s Shares will begin trading on a post-consolidation basis. In connection with the Share Consolidation, the CUSIP number of the Company’s Shares (which is an identifier used by participants in the securities industry to identify the Company’s Shares) will change.

Treatment of Fractional Shares

No fractional Shares will be issued to any shareholder in connection with the Share Consolidation. In the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder will be rounded up to the next whole Share.

Authorized Share Capital

At the time the Share Consolidation is effective, the Company’s authorized share capital will be consolidated at the same ratio, meaning the authorized share capital of the Company will be amended from US$20,000 divided into 1,800,000,000 Class A Ordinary Shares of par value US$0.00001 each and 200,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$20,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.0001 each and 20,000,000 Class B Ordinary Shares of par value US$0.0001 each.

Street Name Holders of Shares

The Company intends for the Share Consolidation to treat shareholders holding Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose Shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders and new certificates will not be proactively mailed to shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation. When existing certificates are presented for transfer, new certificates representing the applicable consolidated Shares will be issued.

Vote Required to Approve Proposal No. 6

Proposal No. 6 will be passed only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative and entitled to vote on the proposal, assuming a quorum is attained. Abstentions and broker non-votes will have no effect on the result of the vote.

Resolutions

The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation is:

“It is resolved as an ordinary resolution that, subject to the closing bid price of the Company’s Class A Ordinary Shares listed on Nasdaq Capital Market being below $1.00 for three consecutive trading days within 12 months from the date of this resolution (the “Trigger Event”) and on the 25th trading day after the Trigger Event:

a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating: (i) every 10 Class A Ordinary Shares with a par value of US$0.00001 each into one Class A Ordinary Share with a par value of US$0.0001; and (ii) every 10 Class B Ordinary Shares with a par value of US$0.00001 each into one Class B Ordinary Share with a par value of US$0.0001, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$20,000 divided into 1,800,000,000 Class A Ordinary Shares of par value US$0.00001 each and 200,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$20,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.0001 each and 20,000,000 Class B Ordinary Shares of par value US$0.0001 each; and

c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION

PROPOSAL NO. 7

ADOPTION OF THE A&R Memorandum of Association

Subject to approval by shareholders of Proposal No. 6 (the Share Consolidation), to consider and approve the adoption of an amended and restated memorandum of association (the “A&R MoA”) to reflect the Share Consolidation.

Proposal No. 7 is entirely conditional upon approval by shareholders of Proposal No. 6 (the Share Consolidation). The proposed amended and restated memorandum of association reflects the proposed Share Consolidation by updating the authorised share capital of the Company.

The form of the A&R MoA, showing the changes to be made to the Company’s existing memorandum of association, is attached at Annex A of this proxy statement.

Vote Required to Approve Proposal No. 7

Proposal No. 7 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative and entitled to vote on the proposal, assuming a quorum is attained. Abstentions and broker non-votes will have no effect on the result of the vote.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to adopting the A&R MoA is:

“It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt the amended and restated memorandum of association in the form annexed to the proxy statement delivered to shareholders and dated September 1, 2026 (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation.”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
ADOPTING THE A&R MOA

PROPOSAL NO. 8

ADJOURNMENT OF THE MEETING

To consider and approve the Adjournment of the Meeting, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Vote Required to Approve Proposal No. 8

Proposal No. 8 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative and entitled to vote on such proposal, assuming a quorum is attained. Abstentions and broker non-votes will have no effect on the result of the vote.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to adjournment of the Meeting is:

“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
 ADJOURNMENT OF THE MEETING

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: September 1, 2026	/s/ LAI Gang
LAI Gang
Chairman of the Board of Directors

Annex A

Form of A&R MoA